May 21, 2007

MAIL STOP 3561

<u>via U.S. mail and facsimile</u>

Peter Forst, President
First Corporation
15995 S.W. 13th Street
Pembroke Pines, FL 33027

RE: First Corporation
**   Form SB-2, Amendment 13, filed May 9, 2007**
**   File No.: 333-122094**

Dear Mr. Forst:

We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Summary</u>

1. Reconcile the disclosure throughout the prospectus as to the amount of the loan from the officers and directors, $20,000, with note six to the financial statements, which indicates $20,500 was loaned to the company.

2. We reissue comment three from our letter dated April 24, 2007. Update the cash on hand as of the most recent practicable date. Please do so throughout the prospectus and in particular, the first risk factor.

3. Please update the disclosure throughout the prospectus in light of the passing of the May 20,

2007 deadline for completion of the minimum exploration requirement. We may have further comment.

Risk Factors, page 5

4. Explain the reference to your geological consultants proceeding on your claim as of May 21, 2007, when the registration statement was filed on May 9, 2007.

Use of Proceeds, page 10

5. We note the disclosure that the officers have agreed to advance $45,000 over the next six months, with $10,000 going to the $10,000 minimum expenditure on the mineral claim by May 20, 2007 and $34,000 to cover the balance of the estimated offering expenses. Reconcile with the disclosure you have added that the officers and directors have loaned the company $20,000 to pay for the Magnetometer survey. This would not leave $34,000 remaining under the agreement to advance funds to pay the estimated offering expenses. Explain how you plan to pay your remaining estimated offering expenses.

Description of Business

6. Update this section and, also, the General Working Capital section on page 12, to disclose whether or not, and how, you have fulfilled the requirements to keep the claims in good standing after May 20, 2007. Also disclose whether or not you have submitted your compliance to the appropriate governmental office and whether or not you are in "good standing" status subsequent to May 20, 2007.

7. We note your response to comment eight from our letter dated April 24, 2007 and the disclosure on page 43 in the event the company is unsuccessful in raising funds in this offering that the company would not be able to implement its business plan, would seek other opportunities, and does not limit itself to seeking other mineral claims. We reissue our prior comment. In light of the disclosure in this section, it appears that the company may be a blank check company and therefore that Rule 419 of Regulation C would apply to this offering. In discussing this definition in the adopting release, the Commission stated that it would "scrutinize … offerings for attempts to create the appearance that the registrant … has a specific business plan, in an effort to avoid the application of Rule 419." (See Securities Act Release No. 6932, April 13, 1992.) Please revise the offering accordingly or provide a detailed analysis as to why you do not believe that you are a blank check company. We may have further comment.

8. At the bottom of page 13, please clarify how much of the funds to be loaned by Mr. Larsen and Ms. Cousineau will be used to pay your offering costs. Also, clarify how much will be repaid to Mr. Larsen and Ms. Cousineau from the proceeds of this offering and the categories under which the repayments will fall:

> "Mr. Larsen and Ms. Cousineau have verbally agreed that these funds would be advanced as shareholder loans, would bear no interest and would have no terms of repayment other than any accumulated shareholder loans for the purpose of paying for our offering costs will be repaid out of the proceeds of this offering."

As appropriate, revise the related transactions section to disclose loans from the principals.

Certain Relationships and Related Transactions, page 41

9. The $20,000 loan from the officers and directors should be disclosed in this section. Also, the agreement to provide up to $45,000 in loans should be disclosed in this section.

Item 26. Recent Sales of Unregistered Securities

10. We note the references to your reliance upon Section 4(2) of Regulation C for the October 5, 2004 transaction. We have reviewed the disclosure regarding the sophistication of investors and it does not appear that the investors have met the level of sophistication required by Section 4(2) of Regulation C. Consider whether another exemption, such as Rule 504 of Regulation D would be available for all of the US residents. If so, remove references to Section 4(2).

Exhibits

11. Please file a validly executed exhibit 99.1. Also, this is a material contract and should be filed as exhibit 10 rather than 99.

12. Counsel should file as an exhibit a consent to the use of his name in the registration statement.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Raj Rajan at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc: Joseph Emas
        By facsimile to 305-531-1274